UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

AtlasClear Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

128745106 (Common Stock)

(CUSIP Number)

Quantum Ventures LLC

4030 Henderson Blvd., Suite 712

Tampa, FL 33629

(727) 446-6660

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

February 9, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13-G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 128745106	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Quantum Ventures LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,614,998*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,614,998*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,614,998*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.0%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

*	See Item 5.

Item 1. Security and Issuer

This Statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.0001 per share (the “Common Stock”), of AtlasClear Holdings, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 4030 Henderson Blvd., Suite 712, Tampa, FL 33629.

Item 2. Identity and Background.

(a) This Statement is being filed by Quantum Ventures LLC, a Delaware limited liability company (the “Reporting Person” or “Quantum Ventures”).

(b) The address of the Reporting Person is 4030 Henderson Blvd., Suite 712, Tampa, FL 33629.

(c) The principal business of the Reporting Person was to advise and support Quantum (defined below) in identifying and acquiring a suitable business combination target and in completing its initial business combination.

(d) The Reporting Person has not, during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person was formed in the state of Delaware.

Item 3. Source and Amount of Funds or Other Consideration.

On October 23, 2020, Quantum Ventures purchased 4,312,500 founder shares (“Founder Shares”) from Quantum FinTech Acquisition Corporation (“Quantum”), for $25,000, or $0.006 per share. After giving effect to transfers of certain Founder Shares to the co-sponsor, directors and officers of Quantum, and to a stock dividend, Quantum Ventures held 3,796,335 Founder Shares before the transactions described below.

In connection with the closing of the initial public offering on February 9, 2021, Quantum Ventures purchased from Quantum an aggregate of 4,922,500 private placement warrants, at a price of $1.00 per warrant. Each private placement warrant is exercisable for one share of common stock at an exercise price of $11.50 per share. The securities of the Issuer were acquired pursuant to a business combination as described in further detail in Item 4 of this Statement which is incorporated herein by reference.

The source of funds for the transactions reported above was capital contributions from the members of Quantum Ventures.

Item 4. Purpose of Transaction.

The Reporting Person acquired the shares of Common Stock reported herein as beneficially owned by the Reporting Person solely for investment purposes and in connection with the transaction described below.

As previously disclosed, on February 9, 2024 (the “Closing Date”), the Issuer (formerly known as Calculator New Pubco, Inc.) consummated the previously announced transactions pursuant to that certain business combination agreement, dated November 16, 2022 (as amended, the “Business Combination Agreement”), by and among the Issuer, Quantum, Calculator Merger Sub 1, Inc., a Delaware corporation and a wholly-owned subsidiary of the Issuer, Calculator Merger Sub 2, Inc., a Delaware corporation and a wholly-owned subsidiary of the Issuer, AtlasClear, Inc., a Wyoming corporation (“AtlasClear”), Atlas FinTech Holdings Corp., a Delaware corporation, and Robert McBey. The transactions contemplated by the Business Combination Agreement are referred to herein as the “Business Combination.” In connection with the consummation of the Business Combination (the “Closing”), the Issuer changed its name from “Calculator New Pubco, Inc.” to “AtlasClear Holdings, Inc.”

In connection with the Closing, each share of Quantum’s common stock (“Quantum Common Stock”) that was outstanding and had not been redeemed, including the Founder Shares, was converted into one share of Common Stock. Each outstanding public warrant to purchase Quantum Common Stock became a warrant to purchase one-half of a share of Common Stock. Each outstanding warrant to purchase Quantum Common Stock initially issued in a private placement in connection with Quantum’s initial public offering became a private placement warrant of the Issuer to purchase one share of Common Stock (“Private Placement Warrant”).

In connection with the Closing, 2,000,000 shares of Common Stock of the Issuer were issued to Qvent, LLC, an affiliate of Quantum, in settlement of an aggregate of $4,633,833 advanced to Quantum through the date of Closing, which Qvent, LLC then transferred to Quantum Ventures. Quantum Ventures distributed an aggregate of 4,181,339 shares of Common Stock to certain of its members and other persons who made capital contributions prior to the Business Combination, the sellers, pursuant to the terms of an amendment to the Broker-Dealer Acquisition Agreement (as defined in the Business Combination Agreement), and Funicular Funds LLP (“Funicular Funds”), pursuant to the terms of a securities purchase agreement, each in connection with the Closing. In addition, on March 20, 2024, Quantum Ventures distributed an aggregate of 4,922,498 Private Placement Warrants to certain of its members, other persons who made capital contributions prior to the Business Combination and Funicular Funds in connection with the Closing.

Following the distributions described above, Quantum Ventures beneficially owns 1,614,998 shares of Common Stock, representing approximately 13.0% of the outstanding shares of Common Stock of the Issuer, consisting of 1,614,996 shares of Common Stock and two warrants to purchase shares of Common Stock, based upon 12,455,157 shares of Common Stock outstanding as of April 15, 2024, and taking into account the Common Stock underlying the two Private Placement Warrants beneficially owned by Quantum Ventures.

John Schaible, Daniel Caamano and Sandip Patel are the three managers of Quantum Ventures. Any action by Quantum Ventures with respect to the shares of Common Stock held by it, including voting and dispositive decisions, requires a majority vote of the board of managers. Accordingly, under the so-called “rule of three,” because voting and dispositive decisions are made by a majority of Quantum Ventures’ managers, none of Quantum Ventures’ managers is deemed to be a beneficial owner of Quantum Ventures’ securities, even those in which such manager holds a pecuniary interest. Accordingly, none of such individuals is deemed to have or share beneficial ownership of the shares of Common Stock held by Quantum Ventures.

Item 5. Interest in Securities of the Issuer.

(a)	- (b)

Quantum Ventures has beneficial ownership of 1,614,998 shares of Common Stock, or 13.0% of the Common Stock of the Issuer based upon 12,455,157 shares of Common Stock, outstanding as of April 15, 2024.

(c)	The information set forth in Item 4 of this Statement is incorporated herein by reference.

(d)	To the knowledge of the Reporting Persons, only the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock of the Issuer reported by this Statement.

(e)	Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3 and 4 of this Statement is incorporated herein by reference.

On November 16, 2022, the Issuer, the AtlasClear stockholders and certain holders of Quantum’s Founder Shares entered into a Registration Rights and Lock-Up Agreement which became effective as of the Closing, pursuant to which, among other things, the holders of Founder Shares agreed not to transfer (a) any shares of common stock beneficially owned or owned of record by such holder prior to the initial public offering (the “Escrow Shares”), other than as provided in the escrow agreement, dated February 4, 2021, (the “Escrow Agreement”) by and among Quantum, Continental Stock Transfer & Trust Company (the “Escrow Agent”) and the holders. In connection with the Closing, the Issuer instructed the Escrow Agent to release from escrow 4,000,000 of Quantum’s Founder Shares that were held in escrow (consisting of 949,084 Founder Shares owned by Chardan Quantum, LLC and 3,050,916 Founder Shares owned by Quantum Ventures, LLC), as contemplated by the amendment to such Escrow Agreement disclosed on October 31, 2023.

Item 7. Materials to be Filed as Exhibits.

Exhibit A	-	Business Combination Agreement, dated as of November 16, 2022, by and among Quantum FinTech Acquisition Corporation, the Issuer (f/k/a Calculator New Pubco, Inc.), Calculator Merger Sub 1, Inc., Calculator Merger Sub 2, Inc., AtlasClear, Inc., Quantum Ventures LLC and John Schaible (incorporated by reference to Exhibit 2.1 to Quantum’s Current Report on Form 8-K (File No. 001-40009), filed with the SEC on November 17, 2022).

Exhibit B	-	Registration Rights and Lock-Up Agreement, dated November 16, 2022, by and among the Issuer (f/k/a Calculator New Pubco, Inc.) and the stockholders of AtlasClear, Inc. and Quantum FinTech Acquisition Corporation party thereto (incorporated by reference to Exhibit 10.2 to Quantum’s Current Report on Form 8-K (File No. 001-40009), filed with the SEC on November 17, 2022).

SIGNATURES

After reasonable inquiry and to the best of each of the Reporting Person’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 24, 2024
Quantum Ventures LLC

	By:	/s/ John Schaible
	Name:	John Schaible
	Title:	Manager